Exhibit 99.1

 Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2014 third quarter results as well as the Letter to Unitholders and Supplemental Information on the website under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2014 third quarter results conference call can be accessed via webcast on Wednesday, November 5, 2014 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial +1-604-638-5340 at approximately 8:50 a.m. The teleconference taped rebroadcast will also be available until midnight on December 5, 2014. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. please call +1-604-638-9010 (password: 9245#).

BROOKFIELD INFRASTRUCTURE REPORTS 2014 THIRD QUARTER RESULTS

November 5, 2014 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced our results for the third quarter ended September 30, 2014.

	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions (except per unit amounts)	2014	2013	2014	2013

FFO1	$178	$167	$544	$507
– per unit2	$0.85	$0.80	$2.59	$2.47
Net income	$72	$33	$117	$137
– per unit3	$0.29	$0.12	$0.39	$0.55

Brookfield Infrastructure posted strong results for the quarter ended September 30, 2014 with funds from operations (“FFO”) totalling $178 million ($0.85 per unit).  Results increased by 6% on a per unit basis compared to the third quarter of 2013 as organic growth across most of our businesses and incremental earnings on capital that we deployed over the past 12 months more than offset the impact of asset sales. Our payout ratio4 is 63%, which is at the low end of the target range of 60-70%.

We reported net income of $72 million ($0.29 per unit3) for the quarter ended September 30, 2014, compared to net income of $33 million ($0.12 per unit3) in the prior year as we benefited from higher operating earnings and gains on certain hedging items in the current period, partially offset by income tax expense.

“We are pleased with our strong year-to-date ‘same store’ FFO per unit growth of 12%,” said Sam Pollock, CEO of Brookfield Infrastructure.  “For the balance of the year, our focus is on integrating our Brazilian rail business into our operating platform, securing a number of advanced transactions in our pipeline and delivering projects in our organic capital backlog.  Once completed, these initiatives are expected to meaningfully contribute to our cash flows in 2015.”

Segment Performance

Brookfield Infrastructure’s utilities business generated FFO of $93 million in the period compared to $97 million in the third quarter of 2013.  Results were slightly lower, reflecting the impact of the sale of our Australasian regulated distribution operations in the fourth quarter of 2013. However, on a comparable ‘same store’ basis, results were exceptional with growth of nearly 17% compared to the prior quarter. We benefited from higher connection activity in our UK regulated distribution business, the commissioning of projects at both our Australian terminal and electricity transmission businesses, and margin improvement programs that have been implemented across our operations.

Our transport business generated FFO of $102 million in the third quarter of 2014, compared to $82 million in the prior year period.  The 24% increase in FFO was driven largely by the greater contribution from our Brazilian toll roads, where we doubled our ownership in September 2013, partial contribution from our new Brazilian rail business that closed in mid-August, and higher overall volumes in our Australian railroad operations.

Brookfield Infrastructure’s energy business generated FFO of $10 million in the third quarter of 2014, compared to $14 million in the prior year period.  Results were lower as our North American gas transmission business was impacted by lower gas storage spreads and summer demand which was partially offset by a higher contribution from our district energy business where we have added four systems in a number of U.S. cities over the past 12 months.

The following table presents net income and FFO by segment:

	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions, unaudited	2014	2013	2014	2013

Net income by segment
Utilities	$55	$64	$127	$129
Transport	25	23	75	53
Energy	(5)	1	5	16
Corporate and other	(3)	(55)	(90)	(61)
Net income	$72	$33	$117	$137

FFO by segment
Utilities	$93	$97	$274	$285
Transport	102	82	291	232
Energy	10	14	52	54
Corporate and other	(27)	(26)	(73)	(64)
FFO	$178	$167	$544	$507

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.48 per unit, payable on December 31, 2014 to unitholders of record as at the close of business on November 28, 2014.

For registered unitholders, distributions are eligible for reinvestment under the Partnership’s Distribution reinvestment plan.  Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “tend to”, “target” “future”, “growth”, “expect”,  “believe”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, expected capital expenditures, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced acquisitions that may be subject to conditions precedent) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 4 of this release.

2
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and nine months ended September 30, 2014 were 210.1 million (2013 – 209.9  million and 205.5 million, respectively).

3  Represents net income per limited partnership unit.
4  Payout ratio is defined as distributions paid (inclusive of GP incentive distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended Sept. 30,		For the nine-month period ended Sept. 30,
(US$ MILLIONS, UNAUDITED)	2014	2013	2014	2013

Adjusted EBITDA
Utilities	$132	$138	$388	$409
Transport	159	128	451	354
Energy	28	31	105	104
Corporate and other	(28)	(25)	(84)	(43)
Total	291	272	860	824

Financing costs	(108)	(103)	(315)	(319)
Other (expenses) income	(5)	(2)	(1)	2
Funds from operations (FFO)	178	167	544	507

Depreciation and amortization	(126)	(93)	(359)	(302)
Deferred taxes and other items	20	(41)	(68)	(68)
Net income attributable to the partnership	$72	$33	$117	$137

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	Partnership Capital
(US$ MILLIONS, UNAUDITED)	Sept. 30, 2014	Dec. 31, 2013

Assets
Operating Platforms
Utilities	$1,660	$1,928
Transport	2,693	2,456
Energy	729	702
Cash and financial assets	300	523
	$5,382	$5,609

Liabilities
Corporate borrowings	$619	$377
Other liabilities	77	46
	696	423
Capitalization
Partnership capital	4,686	5,186
	$5,382	$5,609

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 6 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ MILLIONS, UNAUDITED)	Sept. 30, 2014	Dec. 31, 2013

Assets
Cash and cash equivalents	$234	$538
Financial assets	297	259
Property, plant and equipment	8,159	7,927
Intangible assets	3,785	4,006
Investments in associates	2,582	2,039
Deferred income taxes and other	1,066	913
Total assets	$16,123	$15,682

Liabilities and partnership capital
Corporate borrowings	$619	$377
Non-recourse borrowings	6,206	5,790
Financial liabilities	581	547
Deferred income taxes and other	2,529	2,363
Total liabilities	9,935	9,077

Partnership capital
Limited partners	3,395	3,751
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,268	1,408
Interest of others in operating subsidiaries	1,502	1,419
General partner	23	27
Total partnership capital	6,188	6,605
Total liabilities and partnership capital	$16,123	$15,682

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three- month period ended Sept. 30,		For the nine- month period ended Sept. 30,
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2014	2013	2014	2013

Revenues	$491	$431	$1,459	$1,356
Direct operating costs	(216)	(187)	(643)	(611)
General and administrative expenses	(28)	(28)	(84)	(82)
Depreciation and amortization expense	(97)	(81)	(282)	(250)
	150	135	450	413
Interest expense	(90)	(87)	(267)	(264)
Share of earnings from associates	28	20	41	55
Mark-to-market gain/(loss) on hedging items	47	(19)	9	12
Gain on sale of associate	—	—	—	18
Valuation (losses) gains and other	(13)	(14)	11	(55)
Income before income tax	122	35	244	179
Income tax (expense) recovery
Current	(9)	14	(23)	4
Deferred	(33)	19	(55)	13
Net income from continuing operations	80	68	166	196
Income from discontinued operations, net of tax	—	(11)	—	45
Non-controlling interest of others in operating subsidiaries	(8)	(24)	(49)	(104)
Net income attributable to partnership	$72	$33	$117	$137

Attributable to:
Non-controlling interest – redeemable partnership units held by Brookfield	$17	$7	$24	$32
General partner	11	8	33	24
Limited partners	44	18	60	81
Basic and diluted earnings per unit attributable to:
Limited partners1	$0.29	$0.12	$0.39	$0.55

1.Average number of limited partnership units outstanding on a time weighted average basis for the three and nine months ended September 30, 2014 were 150.3 million (2013 – 150.1 million and 147.0 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three- month period ended Sept. 30,		For the nine- month period ended Sept. 30,
(US$ MILLIONS, UNAUDITED)	2014	2013	2014	2013

Operating Activities
Net income from continuing operations	$80	$68	$166	$196
Adjusted for the following items:
Income from discontinued operations, net of income tax	—	(11)	—	45
Share of earnings from associates, net of distributions	(21)	2	(17)	(16)
Depreciation and amortization expense	97	81	282	250
Mark-to-market on hedging items	(47)	19	(9)	(12)
Valuation losses (gains) and other	13	(10)	13	59
Gain on sale of associate	—	—	—	(18)
Deferred tax expense (recovery)	33	(19)	55	—
Change in non-cash working capital, net	77	29	15	29
Cash from operating activities	232	159	505	533

Investing Activities
Net Investments in:
Operating assets	(38)	445	(38)	609
Associates	(343)	(495)	(382)	(472)
Long-lived assets	(115)	(97)	(335)	(313)
Financial assets	—	(341)	(25)	(371)
Cash used by investing activities	(496)	(488)	(780)	(547)

Financing Activities
Distribution to limited and general partners	(112)	(98)	(336)	(290)
Net borrowings (repayments):	262	193	262	(353)
Corporate
Subsidiary	27	82	157	450
Issuance of partnership units (inclusive of dividend reinvestment plan)	—	2	2	336
Subsidiary distributions to non-controlling interest	(54)	(24)	(118)	(94)
Cash from (used by) financing activities	123	155	(33)	49

Cash and cash equivalents
Change during the period	(141)	(174)	(308)	35
Impact of foreign exchange on cash	(5)	3	4	(18)
Balance, beginning of period	380	451	538	263
Balance, end of period	$234	$280	$234	$280